UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
CyberArk Software Ltd.  (Name of Issuer)
Common Stock
(Title of Class of Securities)
M2682V108 (CUSIP Number)
January 6, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
 to which this Schedule is filed:
?   Rule 13d-1(b)
?	Rule 13d-1(c)
?   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. M2682V10

13G

Page 2 of 6 Pages











1.

NAMES OF REPORTING PERSONS

Brookside Capital Trading Fund, L.P.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1,543,377


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,543,377


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,377


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%


12.

TYPE OF REPORTING PERSON (see instructions)

PN








CUSIP No. M2682V10

13G

Page 3 of 6 Pages











1.

NAMES OF REPORTING PERSONS

Brookside Capital Partners Fund III, L.P.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

60,899


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

60,899


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,899


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.19%


12.

TYPE OF REPORTING PERSON (see instructions)

PN













CUSIP No. M2682V108

13G

Page 4 of 6 Pages





Item 1.

(a)
Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is CyberArk Software Ltd. (the "Company")




(b)
Address of Issuer's Principal Executive Offices
The principal executive offices of the Company are located at 94 EM-HA'MOSHAVOT RD., PARK OFER, P.O. BOX
3143, PETACH-TIKVA L3 4970602, 97239180000.



Item 2.

(a)
Name of Person Filing
This Statement is being filed on behalf the following (collectively, the "Reporting Persons"): (1) Brookside Capital
Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital
Investors II, L.P., a Delaware limited partnership
("Brookside Investors II"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"); and (i) Brookside Capital Partners Fund III, L.P., a Delaware limited partnership ("Partners Fund III"), whose sole general partner is Brookside Capital Investors III, L.P., a Delaware limited partnership ("Brookside Investors III"), whose sole general partner is Brookside Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 13, 2016, a copy of which is filed with this
Schedule 13G as Exhibit A, pursuant to which the Reporting
Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.




(b)
Address of the Principal Office or, if none, residence
The principal business address of each of the Trading Fund, Partners Fund III, Brookside Investors II, Brookside
Investors III and Brookside Management is c/o Brookside Capital, LP,
 200 Clarendon Street, Boston, MA 02116.




(c)
Citizenship
Each of the Trading Fund, Partners Fund III, Brookside Investors II,
 Brookside Investors III and Brookside
Management is organized under the laws of the State of Delaware.




(d)
Title of Class of Securities
The class of equity securities of the Company to which this filing on
 Schedule 13G relates is Common Stock ("Common Stock").




(e)
CUSIP Number
The CUSIP number of the Company's Common Stock is M2682V108.



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).







[x]  If this statement is filed pursuant to 240.13d-1(c), check this box.
Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  1,604,276






(b)

Percent of class: 5.07% based upon 31,657,908 shares of Common Stock outstanding.






(c)

Number of shares as to which the person has:  1,604,276.








(i)
Sole power to vote or to direct the vote:  1,604,276.








(ii)
Shared power to vote or to direct the vote:  0.








(iii)
Sole power to dispose or to direct the disposition of:  1,604,276.








(iv)
Shared power to dispose or to direct the disposition of:  0.





Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person. Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company.
Not applicable.
Item 8.  Identification and Classification of Members of the Group.
 Not applicable.
Item 9.  Notice of Dissolution of Group.
 Not applicable.
Item 10.  Certification.







By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. M2682V108

13G

Page 6 of 6 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2016

        BROOKSIDE CAPITAL TRADING FUND, L.P.

        By: Brookside Capital Investors II, L.P.,
        its general partner
        By: Brookside Capital Management, LLC,
        its general partner


        By:
    Name: William E. Pappendick IV
    Title: Managing Director


        BROOKSIDE CAPITAL PARTNERS FUND III, L.P.

        By: Brookside Capital Investors III, L.P.,
        its general partner
        By: Brookside Capital Management, LLC,
         its general partner

        By:
    Name: William E. Pappendick IV
    Title: Managing Director



















Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G


The undersigned hereby agree as follows:

(i) The Statement on Schedule 13G, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  January 13, 2016


        ROOKSIDE CAPITAL TRADING FUND, L.P.

        By: Brookside Capital Investors II, L.P.,
        its general partner
        By: Brookside Capital Management, LLC,
         its general partner

        By:
    Name: William E. Pappendick IV
    Title: Managing Director


        BROOKSIDE CAPITAL PARTNERS FUND III, L.P.

        By: Brookside Capital Investors III, L.P.,
        its general partner
        By: Brookside Capital Management, LLC,
         its general partner


        By:
    Name: William E. Pappendick IV
    Title: Managing Director




  The percentage of Common Stock reported owned by the Reporting Persons is based upon 31,657,908 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated June 11, 2015.
  The percentage of Common Stock reported owned by the Reporting Persons is based upon 31,657,908 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated June 11, 2015.




48220740_1
48220740_1
48220740_1